EXHIBIT 99.156

High Tide Announces Filing of Form 40-F with SEC Fulfilling a Significant Milestone for the NASDAQ Listing

CALGARY, AB, March 22, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (Frankfurt: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of smoking accessories, is pleased to announce that it has filed a Form 40-F Registration Statement (“Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”), fulfilling a significant milestone in the process for High Tide to list its common shares on The Nasdaq Stock Market LLC (“Nasdaq”). A copy of the Form 40-F is available on the Company’s website at www.hightideinc.com.

High Tide Inc. Logo (CNW Group/High Tide Inc.)

“We were the first Canadian cannabis retailer to pursue this prestigious listing on Nasdaq and we believe it will allow us to greatly expand our shareholder base, enhance shareholder value and accelerate our already aggressive M&A initiatives in Canada, Europe and the United States,” said Raj Grover, President and Chief Executive Officer of High Tide. “We are currently in several discussions with potential acquisition targets in these jurisdictions and look forward to updating the market soon,” added Mr. Grover.

The listing of the Company’s common shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F.

High Tide’s common shares will continue to trade on the OTCQB under the ticker symbol HITIF until Nasdaq approval and up listing. High Tide’s common shares will continue to trade on the TSX Venture Exchange (“TSXV”) under the ticker symbol “HITI” post-Nasdaq up listing. There can be no assurance, however, that Nasdaq approval will be received.

Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on Nasdaq.

Release of First Quarter 2021 Financial Results

The Company will release its financial and operational results for the quarter ended January 31, 2021 after market close on April 1, 2021. High Tide’s first quarter 2021 financial and operational results will be available on SEDAR and on the Company’s website at www.hightideinc.com/invest.

Following the release of its first quarter 2021 financial and operational results, High Tide will host a conference call with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 5:00 PM Eastern Time on April 1, 2021. The conference call will discuss High Tide’s first quarter 2021 financial and operational results and updates on the Company’s plans for 2021.

Dial-In Information

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

US/CANADA Participant International Dial-In Number: (914) 987-7095

Conference ID: 5128837

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

Encore Replay Information (Available until April 8, 2021)

Toll-Free Encore Dial-In Number: (855) 859-2056

Encore Dial-In Number: (404) 537-3406

Conference ID: 5128837

In addition to the toll-free number listed above, participants can also dial (800) 585-8367 to access Encore.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of smoking accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 77 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous lifestyle accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: the potential listing of High Tide’s Shares on Nasdaq, the timing thereof, receipt of regulatory approval for, and the Form 40-F Registration Statement with the SEC. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of High Tide’s securities in the United States, a shutdown of the United States government, the Nasdaq listing not providing High Tide with broadened access to international investors or enhance High Tide’s liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide’s filings with the SEC and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

SOURCE High Tide Inc.

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For further information: High Tide Inc., Vahan Ajamian, Vice President, Capital Markets, ir@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-MAR-21

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